

January 31, 2014

Via E-mail
Jose Luis Laparte
Chief Executive Officer and President
PriceSmart, Inc.
9740 Scranton Road
San Diego, CA 92121

>   **Re: PriceSmart, Inc.**
>   **Form 10-K for the Fiscal Year Ended August 31, 2013**
>   **Filed October 30, 2013**
>   **File No. 000-22793**

Dear Mr. Laparte:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: John M. Heffner, Chief Financial Officer